UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number: 001-36695

PATHFINDER BANK 401K SAVINGS PLAN

(Full Title of Plan)

(Name of Issuer of the securities held pursuant to the plan)

214 West First Street

Oswego, NY 13126

(Address of Principal Executive Office)

PATHFINDER BANK

401(K) SAVINGS PLAN

Financial Statements

and Supplemental Schedule

as of December 31, 2024 and 2023

PATHFINDER BANK 401(K) SAVINGS PLAN

TABLE OF CONTENTS

DECEMBER 31, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of

Pathfinder Bank 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Pathfinder Bank 401(k) Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2012.

/s/ Bonadio & Company, LLP

Bonadio & Company, LLP

Syracuse, New York

June 25, 2025

PATHFINDER BANK 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2024 AND 2023

	2024	2023

ASSETS

INVESTMENTS, at fair value:	$20,054,493	$19,880,342

NOTES RECEIVABLE FROM PARTICIPANTS	442,043	461,649
EMPLOYER CONTRIBUTIONS RECEIVABLE	22,192	16,262
EMPLOYEE CONTRIBUTIONS RECEIVABLE	28,259	19,712
Total Receivables	492,494	497,623

Net assets available for benefits	$20,546,987	$20,377,965

The accompanying notes are an integral part of these financial statements.

PATHFINDER BANK 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$2,359,665	$1,227,792
Dividend income	599,218	447,143

Total investment income	2,958,883	1,674,935

CONTRIBUTIONS:
Employer	886,244	816,840
Participants	1,062,826	1,000,391
Rollover	25,002	65,234
Interest income on notes receivable from participants	34,130	24,694

Total contributions	2,008,202	1,907,159

Total additions	4,967,085	3,582,094

DEDUCTIONS:
Benefits paid to participants	4,738,967	1,513,126
Administrative expenses	59,096	59,380

Total deductions	4,798,063	1,572,506

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	169,022	2,009,588

NET ASSETS AVAILABLE FOR BENEFITS - beginning of year	20,377,965	18,368,377

NET ASSETS AVAILABLE FOR BENEFITS - end of year	$20,546,987	$20,377,965

The accompanying notes are an integral part of these financial statements.

PATHFINDER BANK 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

1.
DESCRIPTION OF PLAN

The following brief description of the Pathfinder Bank 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Pathfinder Bank (the Bank). It is subject to the provisions of the Employees Retirement Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to the annual dollar limit set by law of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank makes matching contributions of 100% of the first 3% of employee deferrals and 50% of the next 3% of employee deferrals and is invested based on the participants’ investment allocations.

In addition, the Bank makes a Safe harbor non-elective contribution to the account of each eligible employee in an amount equal to 3% of the participant’s annual compensation.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Bank’s contribution and, (b) Plan earnings (losses), and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings/(losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Vesting percentage is generally determined by years of service in accordance with the following schedule:

Vested
Vesting Years	Percentage

1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%

Notes Receivable from Participants

Participants may borrow an amount up to the lesser of 50% of the amount of their vested balance or $50,000. The loan amount cannot exceed the maximum amount imposed by the Internal Revenue Code. A participant may borrow a minimum of $1,000. Loans are repayable over not more than five years, except in the case of a loan for the purchase of a primary residence. Participants must make loan payments through payroll deductions. The loans are secured by the balances in the participant’s account and are between the rates of 4.25% and 9.50%, which are determined by the Plan Administrator at the time of the loan application, considering the purpose of the loan and the rate being charged by representative commercial banks in the local area for a similar loan.

Payment of Benefits

On termination of service due to death, disability or retirement, or due to other reasons a participant may elect to receive his or her benefits under the following options: lump sum or installment payments. The amount will be equal to the value of the participant’s vested interest in his or her account.

Active participants may withdraw all or part of their share of each fund upon reaching age 59½ or earlier, if they suffer a financial hardship as described in the Plan Document.

Forfeited Accounts

At December 31, 2024 and 2023, forfeited non-vested accounts available totaled $129,001 and $113,242, respectively. Any forfeitures may be made available to reinstate previously forfeited account balances of participants and remaining forfeitures may be used to satisfy any contribution that may be required under the terms of the Plan Document or be used to pay any administrative expenses of the Plan. There were no forfeitures used for the years ended December 31, 2024 or 2023.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates, particularly given the economic disruptions and uncertainties associated with the current economy, and such differences, may be significant.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded based upon the terms of the plan document.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains on investments bought and sold as well as held during the year. All investments are participant-directed.

Investment Fees

Net investment returns are reported in the net appreciation in fair value of investments and reflect certain fees paid by the various investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The Plan document states that at the discretion of the Plan’s sponsor, any administrative expenses can be paid by either the Plan or the Plan’s sponsor. For the years ended December 31, 2024 and 2023, administrative expenses totaling $59,096 and $59,380, respectively, were paid for by the Plan.

3.
FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and insignificant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Level 1 Fair Value Measurements

The fair value of the self-directed brokerage accounts, including common and preferred stock, unit investment trusts, employer stock and money market funds are based on quoted market prices. All investments are participant-directed.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price.

Level 2 Fair Value Measurements

Fixed annuities are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The fair value of the investment contract approximates contract value as of December 31, 2024 and 2023.

Investments Measured at NAV Practical Expedient

Collective trust funds are valued at their NAV on the last day of the calendar year of the period; as a result, these investments are not classified within the fair value hierarchy. Collective funds are comprised of units in such Collective trust funds that are not publicly traded. The underlying assets in these funds are valued where applicable on exchanges and price quotes for the assets held by these funds are readily available. When current market prices or quotations are not available, valuations are determined using valuation models adopted by the trustee or other inputs principally from or corroborated by observable market data. The Plan held collective trust funds at December 31, 2024 and 2023 as described below.

State Street Aggregate Bond Index Fund - Class K – The State Street Aggregate Bond Index Fund (the "fund") seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of an index that tracks the U.S. dollar denominated investment grade bond market over the long term. This fund is not FDIC-insured. There are no unfunded commitments and no withdrawal restrictions.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024 and 2023.

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Mutual Funds	$15,908,553	$-	$-	$15,908,553
Fixed Annuities	-	457,782	-	457,782
Total	15,908,553	457,782		16,366,335

Self-directed brokerage accounts:
Common stock-employer stock	$2,479,730	-	-	$2,479,730
Self-directed brokerage accounts	761,621	-	-	761,621
Total self-directed brokerage accounts	3,241,351	-	-	3,241,351

Collective Trust Funds(a)				446,807

Total investments	$19,149,904	$457,782	$-	$20,054,493

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Mutual Funds	$15,712,785	$-	$-	$15,712,785
Fixed Annuities	-	597,587	-	597,587
Total	15,712,785	597,587		16,310,372

Self-directed brokerage accounts:
Common stock-employer stock	$2,381,020	-	-	$2,381,020
Self-directed brokerage accounts	675,030	-	-	675,030
Total self-directed brokerage accounts	3,056,050	-	-	3,056,050

Collective Trust Funds(a)				513,920

Total investments	$18,768,835	$597,587	$-	$19,880,342

(a) In accordance with Accounting Standards Codification (“ASC”) Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

4.
TAX STATUS

The Plan is operating under a non-standardized prototype cash or deferred profit-sharing plan sponsored by Lifetime Benefit Solutions. The prototype plan obtained its latest determination letter on June 30, 2020, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the Plan administrator and its advisors believe that the Plan is currently designed and being operated in compliance with the applicable regulations of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

5.
PARTY-IN-INTEREST

Certain Plan investments are shares of registered investment companies that are managed by the trustee of the Plan’s assets, therefore these transactions qualify as party-in-interest.

In 2024 and 2023, the Plan provided participants the election of an investment in Pathfinder Bancorp, Inc.’s common stock thorough self-directed brokerage accounts. As of December 31, 2024, the Plan held 145,353 shares of Pathfinder Bancorp, Inc.’s common stock fund at a per-share price of $17.06. As of December 31, 2023, the Plan held 172,288 shares of Pathfinder Bancorp, Inc.’s common stock fund at a per-share price of $13.82.

In addition, the Plan issues notes receivable to participants, which are secured by the balances in the participants’ accounts. Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

6.
PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their entire account.

7.
RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PATHFINDER BANK 401(K) SAVINGS PLAN
SCHEDULE H - LINE 4(i) - SCHEDULE OF ASSETS (Held at End of Year)
EIN: 15-0408130 PLAN NUMBER: 002
DECEMBER 31, 2024

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value (c )	Cost (d)	Current Value (e)

*	Pathfinder Bancorp, Inc.	Common stock	**	$2,479,730
	Airbnb Inc	Common stock	**	22
	Alphabet Inc	Common stock	**	56
	Amazon.com Inc	Common stock	**	19,765
	Apple Inc	Common stock	**	280,004
	Ascent Solar Technologies Inc	Common stock	**	3
	Ballard Power Systems Inc	Common stock	**	208
	The Blackstone Group Inc	Common stock	**	38,795
	Broadcom Inc	Common stock	**	89
	Canopy Growth Corp	Common stock	**	19
	CBOE Global Markets Inc	Common stock	**	18
	Chipotle Mexican Grill	Common stock	**	6,030
	Clearway Energy Inc	Common stock	**	104
	Cooper Companies	Common stock	**	18,386
	Crowdstrike Holdings Inc	Common stock	**	39
	Embecta Corporation	Common stock	**	1,982
	Exelixis Inc	Common stock	**	33
	Ford Motor Co	Common stock	**	88
	Fortinet Inc	Common stock	**	22
	GE Aerospace	Common stock	**	2,001
	GE Heathcare Techno	Common stock	**	313
	GE Vernova Inc	Common stock	**	987
	General Dynamics Corp	Common stock	**	2,635
	Global Technologies	Common stock	**	2
	Innerscope Hearing Tech Inc	Common stock	**	1
	Inovio Pharmaceuticals Inc	Common stock	**	46
	Irobot Corp	Common stock	**	1,085
	Jet Blue Airways Corp	Common stock	**	786
	Keycorp	Common stock	**	701
	M & T Bank Corp	Common stock	**	11,093
	Meta Platforms Inc A	Common stock	**	18
	Microsoft Corp	Common stock	**	65
	Novo-Nordisk	Preferred stock	**	86
	NVIDIA Corp	Common stock	**	69,871
	O-I Glass Inc	Common stock	**	4,878
	Palantir Technolgies	Common stock	**	137
	Palo Alto Networks	Common stock	**	385
	Paypal Holdings Inc	Common stock	**	171
	Perion Network LTD	Common stock	**	847
	Planet Fitness Inc	Common stock	**	11,265
	Polestar Automotive	Preferred stock	**	525
	Pyxis Oncology Inc	Common stock	**	187
	Scilex Holding Co	Common stock	**	150
	Sorrento Theraputics Inc	Common stock	**	1
	Spirit Airlines Inc	Common stock	**	84
	Super Micro Computer	Common stock	**	6,096
	Tesla Inc	Common stock	**	1,234
	Tilray inc	Common stock	**	30
	Toyota Motor Corp ADR	Preferred stock	**	2,141

PATHFINDER BANK 401(K) SAVINGS PLAN
SCHEDULE H- LINE 4(i) - SCHEDULE OF ASSETS (Held at End of Year)
EIN: 15-0408130 PLAN NUMBER: 002
December 31, 2024
(Continued)

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value (c )	Cost (d)	Current Value (e)
	Uber Technologies Inc	Common stock	**	13,874
	Vangard S&P 500	Unit Investment Trusts	**	539
	Verisign Inc	Common stock	**	31
	Vertex Pharmaceuticals	Common stock	**	31
	Walmart Inc	Common stock	**	32,526
	Walt Disney	Common stock	**	785
	Schwab Money Market Portfolio	Money Market Fund	**	230,351
	American Funds American Mutual R6	Mutual Funds	**	1,814,884
	American Funds Bond Fund of Amer R6	Mutual Funds	**	682,120
	American Funds Emerging Markets BD R6	Mutual Funds	**	76,792
	American Funds New World R6	Mutual Funds	**	564,134
	BlackRock High Yield Bond Portfolio K	Mutual Funds	**	171,388
	ClearBridge Select IS	Mutual Funds	**	587,681
	EI Fixed Account	Fixed Annuity	**	457,782
	Fidelity 500 Index	Mutual Funds	**	1,977,302
	Fidelity Advisor Intl Small Cap Z	Mutual Funds	**	414,658
	Fidelity Advisor Small Cap Value Z	Mutual Funds	**	246,925
	Fidelity Mid Cap Index	Mutual Funds	**	763,882
	Fidelity Small Cap Index	Mutual Funds	**	487,777
	Franklin DynaTech R6	Mutual Funds	**	1,564,018
	Franklin Intl Growth R6	Mutual Funds	**	214,421
	Janus Henderson Contrarian N	Mutual Funds	**	268,079
	JPMorgan Hedged Equity 2 R6	Mutual Funds	**	109,655
	Lord Abbett Bond Debenture R6	Mutual Funds	**	253,236
	Lord Abbett Developing Growth R6	Mutual Funds	**	165,689
	PGIM QMA International Equity R6	Mutual Funds	**	366,070
	PGIM US Real Estate R6	Mutual Funds	**	159,094
	PIMCO Int Bond (USD-Hedged) Inst	Mutual Funds	**	923
	State Street Global Eq ex-US Index K	Mutual Funds	**	138,160
	State Street Target Retirement 2020 K	Mutual Funds	**	94,512
	State Street Target Retirement 2025 K	Mutual Funds	**	457,669
	State Street Target Retirement 2030 K	Mutual Funds	**	1,186,498
	State Street Target Retirement 2035 K	Mutual Funds	**	91,582
	State Street Target Retirement 2040 K	Mutual Funds	**	200,405
	State Street Target Retirement 2045 K	Mutual Funds	**	1,152,025
	State Street Target Retirement 2050 K	Mutual Funds	**	583,093
	State Street Target Retirement 2055 K	Mutual Funds	**	578,923
	State Street Target Retirement 2060 K	Mutual Funds	**	73,211
	State Street Target Retirement 2065 K	Mutual Funds	**	110,867
	State Street Target Retirement K	Mutual Funds	**	243,089
	Western Asset Core Bond IS	Mutual Funds	**	109,791
	State Street US Bond index Non-Lending K	Collective Trust	**	446,807
*	Notes receivable from participants	4.25% - 9.5%		442,043
				$20,496,536
*	Denotes party-in-interest.
**	Historical cost has not been presented since this investment is participant-directed.

	The accompanying notes are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PATHFINDER BANCORP, INC.

(registrant)

June 25, 2025	/s/ James A. Dowd James A. Dowd President and Chief Executive Officer